UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________.

Commission file number: 0-12870

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST NATIONAL BANK OF CHESTER COUNTY
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First National Bank of Chester County
9 North High Street
West Chester, PA 19381

FIRST NATIONAL BANK OF CHESTER COUNTY
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

Report of Independent Registered Public Accounting Firm

Trustees
First National Bank of Chester County Retirement Savings Plan

          We have audited the accompanying statements of net assets available for plan benefits of the First National Bank of Chester County’s Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for plan benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

          Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year), assets (acquired and disposed of within the year) and schedule of reportable (5%) transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
June 20, 2006

FIRST NATIONAL BANK OF CHESTER COUNTY
RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004

Assets
Cash and cash equivalents	$7,883,859	$210,634

Investments, at fair value
Mutual funds	1,484,386	7,285,818
Common stock	1,593,950	2,238,496
Certificates of deposit	—	1,540,000
Participants’ loans	315,402	300,890

Total investments	3,393,738	11,365,204

Receivables
Employer’s fixed contribution receivable	357,112	390,919
Employer’s matching contribution receivable	10,876	—
Employees’ contribution receivable	22,880	5,385
Interest and dividend income receivable	11,759	30,151

Total receivables	402,627	426,455

Total Assets	11,680,224	12,002,293

Liabilities

Benefits Payable	—	34,849

Total Liabilities	—	34,849

Net Assets Available For Benefits	$11,680,224	$11,967,444

The accompanying notes are an integral part of this statement

FIRST NATIONAL BANK OF CHESTER COUNTY
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$47,387
Interest	74,507
Dividends	46,389

168,283

Contributions:
Employer’s-fixed	357,112
Employer’s-matching	326,805
Participants’	785,487
Participants’ rollover	28,488

1,497,892

Total Additions	1,666,175

Deductions from net assets attributed to:
Benefits paid to participants	1,950,795
Administrative expenses	2,600

Total deductions	1,953,395

Net (Decrease)	(287,220)

Net Assets Available For Benefits
Beginning of year	11,967,444

End of Year	$11,680,224

The accompanying notes are an integral part of this statement

FIRST NATIONAL BANK OF CHESTER COUNTY
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note A – Description of Plan

          The following description of First National Bank of Chester County Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a 401(k) plan which is a defined contribution plan covering eligible employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan administrator is First Chester County Corporation (First Chester County).

Eligible employees for purposes of making salary reduction contributions means any employee who has completed 90 days of service and has attained the age of 21.

Eligible employees with respect to discretionary profit sharing contributions means any employee who was eligible for making salary reduction contributions and has also completed one year of service.

Contributions

Each year, participants may contribute a percentage of compensation up to the maximum allowed by law not to exceed $14,000 in 2005. If a participant is 50 or older, they can elect to defer additional amounts (catch-up contributions) to the plan up to $4,000 in 2005.The Company contributes 75% of the amount of the salary reduction the participant elects to defer up to 5% of their annual compensation. The matching contribution is made in cash and is invested based upon each participant’s investment choice.

An additional discretionary contribution may be allocated among participants eligible to share in the contribution for the Plan year. The contribution is allocated to the participants’ account in an amount equal to 3% of compensation up to $30,000 and an additional 6% of annual compensation in excess of $30,000 up to $210,000. The discretionary contribution is made in cash and is invested based upon each participant’s investment choice.

The amount of employer contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary contribution and (c) Plan earnings after administrative expenses. Allocation of Plan earnings are based on the participant’s accounts as of the preceding valuation date.

Vesting

Participants’ are immediately vested in their contributions. Vesting in the Company’s contribution portion of their accounts is as follows:

Years of Service	Percentage

Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%

FIRST NATIONAL BANK OF CHESTER COUNTY
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note A – Description of Plan

Participants’ loans

Participants’ may borrow from their fund accounts, a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participants’ account and bear interest at rates ranging from 5.00% to 9.50%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

Payment of benefits

On termination of service due to death, disability or retirement, all distributions from the Plan will be made in one lump-sum payment in cash or in property allocated in the participants’ account.

If a participant’s employment with the Company is terminated for any other reason than death, disability or retirement and their account balance does not exceed $5,000, the Plan will automatically distribute a lump-sum payment to the participant. If their account balance is greater than $5,000, the participant has the option of receiving a lump-sum payment or maintaining their account balance with the Plan for an annual fee.

Forfeited accounts

At December 31, 2005 and 2004 forfeited non-vested accounts totaled $25,888 and $25,701, respectively. Those amounts may be used for several purposes such as the payment of Plan expenses. Any forfeitures attributable to matching or discretionary contributions not used by the Plan will be used to reduce employer contributions to the Plan.

Note B – Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the financial statements, the Plan considers all money market funds to be cash equivalents.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earnings. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

FIRST NATIONAL BANK OF CHESTER COUNTY
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note B – Summary of Significant Accounting Policies

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefit.

Note C – Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,

	2005	2004

Fidelity Equity Income II Fund, 0 and 61,312 shares, respectively	$—	$1,472,102
Fidelity Dividend Growth Fund, 0 and 46,177 shares, respectively	—	1,315,585
Meridian Value Fund, 0 and 21,211 shares, respectively	—	807,942
PBHG Mid Cap Value 0 and 38,541 shares, respectively	—	714,544
Vanguard Index Trust 500 Fund, 12,917 and 13,901 shares, respectively	1,484,386	1,634,520
First Chester County Corporation Common Stock, 83,235 and 82,754 shares, respectively	1,593,950	2,238,496
First National Bank of Chester County CD Fund	—	1,540,000

          During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $47,387 as follows:

2005

Mutual funds	$538,322
Common stock	(490,935)

$47,387

          On April 19, 2005, the Company’s Board of Directors declared a 10% stock dividend to shareholders of record as of May 2, 2005, which was distributed on May 19, 2005. All share amounts have been restated to reflect this dividend.

Note D – Related Party Transactions

          Certain Plan assets are invested in shares of common stock of First Chester County. In addition, all certificates of deposit are held by First National Bank of Chester County (Bank), a wholly-owned subsidiary of First Chester County. First Chester County is the administrator and the Bank is the sponsor of the Plan. In addition, the Bank is the trustee and custodian for the plan. First Chester County and the Bank qualify as parties-in-interest.

FIRST NATIONAL BANK OF CHESTER COUNTY
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note E – Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note F – Tax Status

          The Trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter dated February 12, 2003 from the Internal Revenue Service and the Plan administrator believes that the Plan continues to qualify and to operate as designed.

Note G – Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of the net changes in net assets available for benefits per the financial statements for the year ended December 31, 2005 to Schedule H of Form 5500:

2005

Net change in net assets available for benefits per the financial statement	$(287,220)
Add: Prior year timing differences	62,619
Less: Current year timing differences	—

Net change in net assets available for benefits per Schedule H to the Form 5500	$(224,601)

Note H – Subsequent Events

Effective January 1, 2006 the plan trustee and custodian are Wilmington Trust Company. Effective January 1, 2006 the plan administrator approved a change in participant investment options. The participants may choose from the following new investment options for participant and employer contributions: AIM Real Estate A Fund, American Funds Bond Fund of Amer R3, American Funds EuroPacific Gr R3, American Funds Grth Fund of America R3, Baron Small Cap Fund, Davis NY Venture A Fund, Delaware American Services A Fund, Diamond Hill Small Cap A Fund, First Chester County Corp Stock, Goldman Sachs Mid Cap Value A Fund, Lincoln Stable Value Account, Van Kampen Comstock R Fund, and Vanguard 500 Index Fund. The Fidelity Equity Income II Fund, Fidelity Dividend Growth Fund, Meridian Value Fund, PBHG Mid Cap Value Fund, T. Rowe Price Blue Chip Growth Fund, T. Rowe Price International Stock Fund, Vanguard Bond Index Fund, Federated Short Term Government fund, and First National Bank of Chester County Certificates of Deposit are no longer available as investment options to the participants. Shares of these investments, except the Federated Short Term Government fund, were sold on December 28, 2005 and December 29, 2005. The proceeds of these sales were held in the Federated Short Term Government fund until shares of comparable investments were purchased on January 3, 2006. For the purposes of the financial statements, the Plan considers the Federated Short Term Government Fund to be a cash equivalent.

FIRST NATIONAL BANK OF CHESTER COUNTY
RETIREMENT SAVINGS PLAN
EIN 23-1209886

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(a) Party in interest	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

	Vanguard	12,917 shares of Vanguard Index 500 Fund	1,270,909	1,484,386

*	First Chester County Corp	83,235 shares of First Chester County Corp Common Stock	1,410,593	1,593,950

	Plan Participants	Participant loan balances outstanding (interest rates of 5.00% - 9.5%)	315,402	315,402

				3,393,738

FIRST NATIONAL BANK OF CHESTER COUNTY
RETIREMENT SAVINGS PLAN
EIN 23-1209886

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN
THE YEAR)

(a) Identity of Issuer, Borrower, Lessor, or Similar Party	(b) Description of Investment	(c) Cost of Acquisition	(d) Proceeds of Disposition

First National Bank of Chester County	First National Bank of Chester County Certificates of Deposit	185,368	185,368

T. Rowe Price	8,772 shares of T. Rowe Price International Stock Fund (PRITX)	115,352	129,123

T. Rowe Price	3,226 shares of T. Rowe Price Blue Chip Growth Fund (TRBCX)	97,147	106,100

Fidelity	4,983 shares of Fidelity Dividend Growth Fund (FDGFX)	139,573	144,357

Fidelity	7,773 shares of Fidelity Equity - Income II Fund (FEQTX)	182,241	178,386

Vanguard	14,922 shares of Vanguard Total Bond Market Index Fund (VBMFX)	152,509	150,412
Meridian	5,691 shares of Meridian Value Fund (MVALX)	213,535	197,712

PBHG	6,012 shares of PBHG Mid Cap Value Fund (OBMEX)	109,826	109,049

FIRST NATIONAL BANK OF CHESTER COUNTY
RETIREMENT SAVINGS PLAN
EIN 23-1209886

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

DECEMBER 31, 2005

(a) Identity of Party Involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)

First National Bank 401(k) Plan Transfer	Sold 48,591 shares of T. Rowe Price International Stock Fund (PRITX)	$11.24	$14.72			546,350	715,256	168,906

	Sold 10,220 shares of T. Rowe Price Blue Chip Growth Fund (TRBCX)	$29.60	$32.89			302,534	336,151	33,616

	Sold 44,289 shares of Fidelity Dividend Growth Fund (FDGFX)	$26.37	$28.97			1,167,931	1,283,062	115,130

	Sold 67,981 shares of Fidelity Equity - Income II Fund (FEQTX)	$21.85	$22.95			1,485,057	1,560,171	75,114

	Sold 50,913 shares of Vanguard Total Bond Market Index Fund (VBMFX)	$10.27	$10.08			523,124	513,207	(9,917)

	Sold 27,853 shares of Meridian Value Fund (MVALX)	$36.68	$34.74			1,021,681	967,616	(54,065)

	Sold 37,641 shares of PBHG Mid Cap Value Fund (OBMEX)	$16.78	$18.14			631,510	682,819	51,309

	Sold First National Bank of Chester County Certificates of Deposits	$1.00	$1.00			1,530,000	1,530,000	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Governance and Compensation Committee of First Chester County Corporation has duly caused this annual report to be signed on its behalf by the undersigned herunto duly authorized.

First National Bank of Chester County’s
Retirement Savings Plan

By: /s/ John Balzarini

John Balzarini
Chief Financial Officer